Contact

www.linkedin.com/in/mikeymurphy
(LinkedIn)

Top Skills

Web Development
Leadership
Mobile Applications

Mikey Murphy

Founder/CTO+ @ Boostly | YC S22 | Techstars '16
Provo, Utah, United States

Summary

I am a creator and voracious learner. On any given day you'll find me actively equipping myself with the powers to create.

Currently, I'm fully immersed in web technologies, product development, and the miracle of transitioning a startup into a "stayup."

We'll be fast friends if you speak JavaScript, obsess over user experiences, or have an entrepreneurial heart.

Experience

Boostly
Technical Founder
October 2017 - Present (5 years 6 months)
Provo, Utah Area

AncestorCloud
Technical Founder
October 2014 - September 2016 (2 years)
Provo, Ut

AncestorCloud is a Provo-based startup building a platform for people across the globe to exchange money for family research help.

As technical founder I field a handful of roles:

Architect & lead developer
- Understand the strengths and weaknesses of a variety of technologies to determine a technical stack suited to deliver the best user and developer experiences (Ask me about our stack)
- Design and implement scalable and maintainable application architecture facilitating contribution from a team of varied talent
- Develop tools and set up devops enabling engineers to focus on developing product features.

- Lead out in determining approaches and solutions to engineerings' most challenging problems
- Develop significant feature sets

Talent recruitment and development
- Identify, court, and persuade talent to work with a startup for lower pay and security than a member of the competitive tech industry
- Provide the fuel for an engineering culture of voracious learning
- Master tech and concepts to a degree that they may be taught and documented simply

Product vision & development
- Work with CEO, team, customers, and partners in iterating on a product roadmap
- Ability to strip problems and opportunities to their core in order to apply minimum viable technical approach
- Orchestrate an interdisciplinary team to move fast in developing quality product

Strategy
I work with Wesley, my partner and CEO to answer the never ending challenges facing the miracle that is building a successful business:
- What should our distinguishing value propositions be?
- How do we get 1,000 people to pay for this? 10k? 100k? 1m+?
- How do we position ourselves?
- How do we convince bigger industry players to partner with us?
- How do we find and convince smart people to work with us?
- How much money do we need to keep our teams' families from being homeless and how do we get said money?

While, challenging, the rate of learning has never been higher and Mondays never so exciting

ProvoJS
Organizer
May 2015 - April 2016 (1 year)
Provo, Utah Area

The internet is continuing to transform the world and disrupt industries. JavaScript (the JS in ProvoJS) is the programming language that runs the web and continues to prove Atwood's law that "any application that can be written in JavaScript, will eventually be written in JavaScript."

ProvoJS is an organization and "meetup" that aims to connect talent with JavaScript knowledge and resources along with startups and companies in need of talent. We take advantage of the strengths and opportunities unique to Provo, including a high population of lesser experienced developers (Universities: BYU, UVU. Bootcamps: DevMountain, Coding Campus), and a hotbed of tech startups and companies.

Motivations for organizing ProvoJS include:
1. As a self-taught web developer, it was challenging learning on my own. I want to relieve others the pain, and provide the resources and mentorship I wish I had.
2. ProvoJs serves as an effective inbound marketing approach to hiring talent for AncestorCloud
3. I love being able to contribute to the tech and startup scenes by connecting talent with fellow entrepreneurs building awesome things.

Vicci
Co-Founder
June 2013 - September 2014 (1 year 4 months)

Working with Vicci has given me the opportunity to work on beautiful software set to revolutionize the entertainment merchandising industry.

What's more, I've had the opportunity to build a remarkable business with a team I've grown to admire, love, and trust.

It has been immensely satisfying to employ not only my development skills, but my design, entrepreneurial, and communication skill sets as well.

AppRaptors
Architect
February 2013 - November 2013 (10 months)
Provo, Utah

We here at App Raptors take the word "team" very seriously, so when you enlist us as your development team, expect to be joining forces with a fierce group of innovators, strategists, designers, and coders- all fighting tooth and nail in order to create mobile applications at a higher standard than anywhere else available.

Missionary Training Center
Senior Missionary Instructor
September 2012 - August 2013 (1 year)
Missionary Training Center

Still honored and flabbergasted to be have been among the few selected to be paid for one of my personal passions: teaching.

Required mastery of designated subject material along with the ability to deliver the material charismatically and adapted to individual needs.

Transcend Eden
Creative Director
August 2011 - December 2012 (1 year 5 months)
Transcend Eden is an aspiring clothing label that serves as my entrepreneurial guinea pig and the spring board for the development of a wide variety of my hard skill-sets. While it has only received hobby-like attention, taking a back seat to more weighted priorities, Transcend Eden is largely responsible for my subjectively successful presence in the start up world.

Although audacious and clumsy, my ambition to create and launch a successful designer clothing label with absolutely zero qualification doing so, has birthed a proficiency in:

- web development
- photoshop and photography
- design
- branding
- knowledge of textiles
- screen printing
- knowledge of printing technologies and industry
- general entrepreneurial/business principles

and a host of other valuable items that simply would not have existed without this venture.

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Education

Y Combinator
· (June 2022 - September 2022)

BYU

Bachelor of Science (B.S.), Computer Science · (2012 - 2014)

BYU-Idaho

Associate of Science (A.S.), Computer Science · (2007 - 2011)